August 24, 2006

Barbara A. Hatcher
Executive Vice President and General Counsel
Exide Technologies
13000 Deerfield Parkway, Building 200
Alpharetta, Georgia

      Re: Exide Technologies
              Amendment No. 3 to Registration Statement on Form S-3
              Filed August 23, 2006
              File No. 333-135564

Dear Ms. Hatcher:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please ensure that the disclosure in your registration statement is current and accurate. For example, we note several pages that do not appear to have been updated to reflect your recent meeting of shareholders, including the third Q&A on page iii, and the first paragraph and second bullet point on page 38.

2.   Please provide additional disclosure about the August 18, 2006 lawsuit mentioned in your recent Form 8-K. Include the nature of the alleged false and misleading statements.

U.S. Federal Income Tax Consequences, page 33

3.   We note the first and second sentences under "Consequences if the adjustment of the conversion price…does not qualify as a 'full adjustment.'" Please provide the

disclosure requested in comment 23 of our July 26, 2006 letter to you. Equivocal statements of tax consequences should be accompanied by disclosure that makes clear the degree of uncertainty, the reasons for the uncertainty and the risks to investors. Also update exhibit 8.1 to reflect the revised disclosure.

Exhibits

4.   We note your response to prior comment 9 that the subscription agent agreement is immaterial. Your analysis appears to address Regulation S-K Item 601(b)(10); however, it remains unclear why the agreement should not be filed under Regulation S-K Item 601(b)(4) as an instrument defining the rights of security holders.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Carter W. Emerson – Kirkland & Ellis LLP